Givaudan


05007150

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 5 April 2005
RG/rmj6138
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Invitation to the Annual General Meeting 2005	5 March 2005	F

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

File N° 1263-2B-82-5087

Invitation to the Annual General Meeting 2005

Givaudan SA,Vernier

Wednesday 27 April at 11:00 am in the Bâtiment des Forces Motrices, 2 place des Volontaires in Geneva. Doors open at 10:00 am.

Agenda and proposals

1. *Approval of the annual report, the annual financial statements and the consolidated financial statements 2004.*
   Proposal of the board of directors: approval of the annual report, the annual financial statements and the consolidated financial statements 2004.

2. *Release of the board of directors*
   Proposal of the board of directors: to release its members.

3. *Decision regarding the appropriation of available earnings*

Net profit for the year 2004	CHF	247'905'715
Balance brought forward from previous year	CHF	150'418'040
Total available earnings	CHF	398'323'755

Proposal of the board of directors:

(a)	Distribution of an ordinary dividend of CHF 9.80 gross per share	CHF	76,440,000
(b)	Distribution of an extraordinary dividend of CHF 6.50 gross per share	CHF	50,700,000
	total dividend of CHF 16.30 gross per share	CHF	127,140,000
(c)	Transfer to free reserve	CHF	150,000,000
	Total appropriation of available earnings	CHF	277,140,000
	Balance to be carried forward	CHF	121,183,755

4. *Reduction of the share capital*
   Proposal of the board of directors:

back programme initiated on 30 June 2003;

(b) To confirm, following the findings of the special auditors' report prepared by PricewaterhouseCoopers SA in accordance with Art. 732 para. 2 of the Swiss code of obligations, that third-party claims are fully covered in spite of the reduction of the share capital;

(c) To replace Art. 3 para.1 of the articles of incorporation of the company, which reads as follows

" The share capital of the corporation amounts to CHF 78,000,000 and is divided into 7,800,000 registered shares with a par value of CHF 10 per share. The share capital is fully paid-in."

the following provision

" The share capital of the corporation amounts to CHF 74,000,000 and is divided into 7,400,000 registered shares with a par value of CHF 10 per share. The share capital is fully paid-in."

5. *Election of members of the board of directors*
Proposal of the board of directors: to re-elect Messrs Dr Andres Leuenberger and Prof Dr Henner Schierenbeck for a term of three years in accordance with the articles of incorporation and to elect Mr Peter Kappeler as a new director to replace Dr Henri B. Meier for a period of two years, the remaining term of Dr Meier. Elections are individual.

6. *Election of the statutory auditors and group auditors*
Proposal of the board of directors: to re-elect PricewaterhouseCoopers SA as the statutory auditors and group auditors for the financial year 2005.

Documentation

Enclosed with the invitation sent to shareholders are a registration form and an instruction form which shareholders may complete and return by mail to the following address : S A G SIS Aktienregister AG, Givaudan SA,Postfach, CH-4609 Olten Switzerland. Also enclosed with the invitation is a form of power of attorney.

The 2004 business report, which is comprised of the annual report, the annual financial statements and the consolidated financial statements, as well as the reports of the statutory auditors and group auditors, are available to shareholders at the company's headquarters. The business report is also available on this website. In addition, it will be sent to shareholders who have ordered a copy.

Participation and voting rights

Shareholders registered with voting rights in the share register as of 13 April 2005 will be authorised to participate and to vote at the annual shareholders' meeting. They will receive their entrance card and voting material upon returning the enclosed registration form or by contacting the company's share register at the address indicated above.

From 13 April to 28 April 2005, no entries will be made in the share register which would create a right to vote at the shareholders meeting. Shareholders who sell part or all of their shares before the shareholders meeting are no longer entitled to vote to that extent. They are requested to return or to exchange their admission card and voting material

Representation

Shareholders who do not intend to participate in the annual shareholders' meeting personally may be represented by their bank or their financial advisor as depository representative, by another shareholder or by an independent representative, or also by our company.

Mr Manuel Isler, advocate, c/o B.M.G., Avenue de Champel 8c, Case postale 385, 1211 Genève 12, acts as independent representative according to Art. 689c of Swiss code of obligations. The completed and signed power of attorney should be submitted to the share register. Unless otherwise instructed, the independent representative granted the power of attorney will vote in favour of proposals made by the board of directors.

Shareholders who choose to give our company a power of attorney should return the completed and signed power of attorney to the attention of the share register. In this case, the voting right will be exercised in favour of the proposals made by the board of directors. Powers of attorney which contain instructions to the contrary will be turned over to the independent representative.

Shareholders who wish to be represented by another shareholder or by a depository representative should send the

For the Board of Directors

The Chairman
Dr. Henri B. Meier